EXHIBIT 99.1

TOP Ships Inc. Announces Receipt of NASDAQ Notice

ATHENS, Greece, June 30, 2017 (GLOBE NEWSWIRE) -- TOP Ships Inc. (Nasdaq:TOPS), an international ship-owning company (the “Company”), announced today it has received written notification from The Nasdaq Stock Market (“Nasdaq”) dated June 27, 2017, indicating that because the closing bid price of the Company's common stock for the last 30 consecutive business days was below $1.00 per share, the Company no longer meets the minimum bid price requirement for the Nasdaq Capital Market, set forth in Nasdaq Listing Rule 5450(a)(1). Pursuant to the Nasdaq Listing Rules, the applicable grace period to regain compliance is 180 days, or until December 26, 2017.

The Company intends to monitor the closing bid price of its common stock between now and December 26, 2017 and is considering its options, including a reverse stock split, in order to regain compliance with the Nasdaq Capital Market minimum bid price requirement. The Company can cure this deficiency if the closing bid price of its common stock is $1.00 per share or higher for at least ten consecutive business days during the grace period.

The Company intends to cure the deficiency within the prescribed grace period. During this time, the Company's common stock will continue to be listed and trade on the Nasdaq Capital Market.

The Company's business operations are not affected by the receipt of the notification.

About TOP Ships Inc.

TOP Ships Inc. is an international ship-owning company.

For more information about TOP Ships Inc., visit its website: www.topships.org.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

Alexandros Tsirikos
Chief Financial Officer
TOP Ships Inc.
1, Vassilissis Sofias Str. &
Meg. Alexandrou Str.
151 24, Maroussi, Greece
Tel: +30 210 812 8180
Email: atsirikos@topships.org